Exhibit 99.1

SINA Reports Fourth Quarter and Fiscal Year 2017 Unaudited Financial Results

BEIJING, China—February 13, 2018—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2017.

Fourth Quarter 2017 Highlights

•          Net revenues increased 61% year-over-year to $503.7 million. Non-GAAP net revenues increased 61% year-over-year to $501.1 million.

•          Advertising revenues increased 58% year-over-year to $424.8 million.

•          Non-advertising revenues increased 80% year-over-year to $79.0 million. Non-GAAP non-advertising revenues increased 85% year-over-year to $76.4 million.

•          Income from operations increased 421% year-over-year to $128.7 million. Operating margin was 26%, up from 8% for the same period last year. Non-GAAP income from operations increased 82% year-over-year to $149.8 million. Non-GAAP operating margin was 30%, up from 26% for the same period last year.

•          Net income attributable to SINA was $45.4 million, or $0.60 for diluted net income per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $60.0 million, or $0.79 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

•          Weibo’s monthly active users (“MAUs”) had a net addition of approximately 79 million users year-over-year and reached 392 million in December 2017. Weibo’s mobile MAUs represented 93% of Weibo’s MAUs.

•          Weibo’s average daily active users (“DAUs”) had a net addition of approximately 33 million users year-over-year and reached 172 million in December 2017.

Fiscal Year 2017 Highlights

•          Net revenues increased 54% year-over-year to $1.58 billion. Non-GAAP net revenues increased 54% year-over-year to $1.57 billion, exceeding the Company’s annual guidance between $1.3 billion and $1.44 billion.

•          Advertising revenues increased 51% year-over-year to $1.31 billion.

•          Non-advertising revenues increased 70% year-over-year to $272.0 million. Non-GAAP non-advertising revenues increased 75% year-over-year to $261.6 million.

•          Income from operations increased 430% year-over-year to $388.6 million. Operating margin was 25%, up from 7% in 2016. Non-GAAP income from operations increased 165% year-over-year to $474.0 million. Non-GAAP operating margin was 30%, up from 18% in 2016.

•          Net income attributable to SINA was $156.6 million, or $2.09 for diluted net income per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $207.9 million, or $2.77 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

“We closed 2017 with another strong quarter, capping off a remarkable year of growth,” said Charles Chao, Chairman and CEO of SINA. “Weibo’s momentum continued on the back of sustainable user growth and engagement. We have also made progresses in machine learning capability, content distribution efficiency and advertising system upgrade, which further fueled the strong growth of Weibo. Going forward, Weibo will continue to focus on user base expansion and user engagement, invest in the reinforcing content ecosystem, capture higher wallet share in social marketing and diversify monetization opportunities in the long run.” said Mr. Chao.

“For SINA business, we are delighted that it returned to the growth trajectory in 2017,” Mr. Chao added. “Through improvement in content offering and effective channel marketing, SINA mobile media properties continuously expanded user scale, and improved user engagement and elevated monetization capability. Heading into 2018, we will continue to refine our mobile media products, enrich media content ecosystem and capitalize mobile opportunities. For our emerging fintech business, we will navigate through the new regulation landscape and aim to achieve growth through diversified product offerings in 2018,” Mr. Chao concluded.

Fourth Quarter 2017 Financial Results

For the fourth quarter of 2017, SINA reported net revenues of $503.7 million, an increase of 61% compared to $313.4 million for the same period last year. Non-GAAP net revenues for the fourth quarter of 2017 were $501.1 million, an increase of 61% compared to $310.8 million for the same period last year.

Advertising revenues for the fourth quarter of 2017 were $424.8 million, an increase of 58% compared to $269.6 million for the same period last year. The year-over-year growth in advertising revenues was mainly resulted from an increase of $144.4 million, or 77% growth in Weibo advertising and marketing revenues and a 16% growth in portal advertising revenues in the fourth quarter.

Non-advertising revenues for the fourth quarter of 2017 were $79.0 million, an increase of 80% compared to $43.9 million for the same period last year. Non-GAAP non-advertising revenues for the fourth quarter of 2017 were $76.4 million, an increase of 85% compared to $41.3 million for the same period last year. The year-over-year growth in non-advertising revenues was driven by revenues derived from SINA fintech business, increased Weibo membership fees and revenue share from live broadcasting business.

Gross margin for the fourth quarter of 2017 was 75%, compared to 70% for the same period last year. Advertising gross margin for the fourth quarter of 2017 was 76%, compared to 72% for the same period last year. The increase in advertising gross margin was primarily due to stronger advertising demand from Weibo advertisers and the further operating leverage of Weibo business. Non-advertising gross margin for the fourth quarter of 2017 was 66%, compared to 57% for the same period last year. The increase in non-advertising gross margin was the result of higher revenue contribution from businesses with better margin profile compared with the same period last year, such as Weibo’s membership services.

Operating expenses for the fourth quarter of 2017 totaled $248.4 million, compared to $194.2 million for the same period last year. The increase in operating expenses was primarily attributable to the increase in sales and marketing expenses primarily for user acquisition of Weibo and SINA News Application and the increase of product development expenses in relation to personnel-related costs. Non-GAAP operating expenses for the fourth quarter of 2017 totaled $226.8 million, compared to $136.2 million for the same period last year.

Income from operations for the fourth quarter of 2017 was $128.7 million, an increase of 421% compared to $24.7 million for the same period last year. Operating margin was 26%, up from 8% for the same period last year. Excluding the one-off recognition of goodwill and acquired intangibles impairment charge in the fourth quarter of 2016, the increase in operating margin was a result of further operating leverage of Weibo business. Non-GAAP income from operations for the fourth quarter of 2017 was $149.8 million, an increase of 82% compared to $82.1 million for the same period last year. Non-GAAP operating margin was 30%, up from 26% for the same period last year.

Non-operating income for the fourth quarter of 2017 was $7.7 million, compared to a non-operating income of $28.8 million for the same period last year. Non-operating income for the fourth quarter of 2017 composed of an $11.2 million net interest and other income and a $2.8 million loss pick-up from equity-method investments, which is reported one quarter in arrears and is mainly resulted from the loss pick-up related to the Company’s investment in Leju Holding Limited (“Leju”). Non-operating income for the fourth quarter of 2016 included a $48.6 million net gain on sale of and impairment on investments and a $25.8 million loss in the fair value change of the Company’s option liability related to E-House, which are excluded under non-GAAP measures.

Income tax expenses for the fourth quarter of 2017 were $17.2 million, compared to $5.4 million for the same period last year. The increase was primarily due to higher profitability and the change in tax status of the Weibo’s PRC subsidiary in 2017 from being fully tax exempted to being subject to a reduced enterprise income tax rate of 12.5%.

Net income attributable to SINA’s ordinary shareholders for the fourth quarter of 2017 was $45.4 million, compared to $19.9 million for the same period last year. Diluted net income per share attributable to SINA’s ordinary shareholders for the fourth quarter of 2017 was $0.60, compared to $0.27 for the same period last year. Non-GAAP net income attributable to SINA’s ordinary shareholders for the fourth quarter of 2017 was $60.0 million, compared to $48.2 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders for the fourth quarter of 2017 was $0.79, compared to $0.63 for the same period last year.

As of December 31, 2017, SINA’s cash, cash equivalents and short-term investments totaled $3.4 billion, compared to $1.8 billion as of December 31, 2016. Aside from earnings, the increase in cash, cash equivalents and short-term investments was also attributed to the cash received from the issuance of a $900 million convertible senior notes by Weibo, which was partially offset by a share repurchase of $47.6 million from the Company, in the fourth quarter of 2017. For the fourth quarter of 2017, net cash provided by operating activities was $76.3 million, capital expenditures totaled $29.3 million, and depreciation and amortization expenses amounted to $9.3 million.

Fiscal Year 2017 Financial Results

For fiscal year 2017, SINA reported net revenues of $1.58 billion, compared to $1.03 billion in 2016. Non-GAAP net revenues for 2017 totaled $1.57 billion, compared to $1.02 billion in 2016.

Advertising revenues in 2017 were $1.31 billion, compared to $871.2 million in 2016. The year-over-year growth in advertising revenues resulted from an increase of $425.8 million in Weibo advertising revenues and a modest growth in portal advertising revenues.

Non-advertising revenues in 2017 were $272.0 million, compared to $159.7 million in 2016. The year-over-year growth in non-advertising revenues was attributable to an increase of $64.7 million in Weibo Value-Added Services revenues and an increase of $47.6 million in portal non-advertising revenues due to the new fintech business. Non-GAAP non-advertising revenues in 2017 were $261.6 million, compared to $149.3 million in 2016.

Gross margin in 2017 was 74%, up from 66% in 2016. Advertising gross margin in 2017 was 75%, up from 67% in 2016. The increase in advertising gross margin was primarily due to stronger advertising demand from advertisers and the further operating leverage of Weibo business. Non-advertising gross margin in 2017 was 67%, compared to 58% in 2016. The increase in non-advertising margin was the result of higher revenue contribution from businesses with better margin profile compared with last year, such as Weibo’s membership services. Non-GAAP gross margin in 2017 was 74%, up from 66% in 2016.

Operating expenses in 2017 totaled $781.2 million, compared to $603.0 million in 2016. The increase was primarily attributable to the increase in channel marketing expenses incurred for user acquisition and overall increase in personnel related costs. Non-GAAP operating expenses in 2017 totaled $694.6 million, compared to $494.8 million in 2016.

Income from operations in 2017 was $388.6 million, compared to $73.3 million in 2016. Operating margin in 2017 was 25%, up from 7% in 2016. Non-GAAP income from operations in 2017 was $474.0 million, compared to $178.7 million in 2016. Non-GAAP operating margin was 30%, up from 18% in 2016. The increase in operating margin was a result of further operating leverage of Weibo business achieved and step-up of margin profile from non-Weibo business.

Non-operating income in 2017 was $35.7 million, compared to $231.3 million in 2016. Non-operating income in 2017 mainly included (i) a $132.0 million gains from disposing of certain marketable securities and other gains, which are excluded under non-GAAP measure; (ii) a $113.1 million of investment impairment write down of the Company’s investment in Leju, which is excluded under non-GAAP measure; and (iii) a $16.1 million loss pick-up from equity-method investments, which is accounted for under the equity-method and reported one quarter in arrears, mainly resulting from the loss pick-up from the Company’s investment in Leju. Non-operating income in 2016 mainly included a $245.3 million net gain on sale of and impairment on investments and a $28.5 million loss on change in fair value of the Company’s option liability related to E-House, which are excluded under non-GAAP measures.

Income tax expenses in 2017 totaled $74.7 million, compared to $27.2 million in 2016. The increase was primarily due to higher profitability and the change in tax status of the Weibo’s PRC subsidiary in 2017 from being fully tax exempted to being subject to a reduced enterprise income tax rate of 12.5%.

Net income attributable to SINA’s ordinary shareholders in 2017 was $156.6 million, compared to $225.1 million in 2016. Diluted net income per share attributable to SINA’s ordinary shareholders in 2017 was $2.09, compared to $3.01 in 2016. Non-GAAP net income attributable to SINA’s ordinary shareholders in 2017 was $207.9 million, compared to $109.1 million in 2016. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders in 2017 was $2.77, compared to $1.44 for 2016.

For the fiscal year of 2017, net cash provided by operating activities was $595.7 million, capital expenditures totaled $44.7 million, and depreciation and amortization expenses amounted to $33.2 million.

Business Outlook

For the fiscal year 2018, SINA estimates that its net revenues are between RMB14.5 billion and RMB15.5 billion, or US$2.23 billion and US$2.38 billion, assuming US dollar and RMB exchange rate of 6.50, which was the closing rate on December 31, 2017. Such revenue forecast includes the recognition of $10.4 million in deferred license revenues related to the license granted to Leju. This forecast reflects SINA’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) attributable to SINA’s ordinary shareholders and non-GAAP diluted net income (loss) per share attributable to SINA’s ordinary shareholders. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain(loss) on sale of investment/business, deemed disposal and impairment on investment, impairment on goodwill and acquired intangibles, change in fair value in option liability, income tax effects of above non-GAAP to GAAP reconciling items and adjustment for non-GAAP to GAAP reconciling items for the income (loss) attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 7:10 a.m. — 8:00 a.m. Eastern Time on February 13, 2018 (or 8:10 p.m. — 9:00 p.m. Beijing Time on February 13, 2018) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.cn. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	2298916

A replay of the conference call will be available through morning Eastern Time February 21, 2018. The dial-in number is +61 2 9003 4211. The passcode for the replay is 2298916.

About SINA

We are a leading online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enables Internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Year ended
	December 31,		September 30,	December 31,
	2017	2016	2017	2017	2016
Net revenues:
Advertising	$424,756	$269,556	$363,958	$1,311,866	$871,187
Non-advertising	78,982	43,868	79,191	272,018	159,749
	503,738	313,424	443,149	1,583,884	1,030,936
Cost of revenues *:
Advertising	99,858	75,578	85,757	325,494	288,044
Non-advertising	26,812	18,980	22,814	88,643	66,652
	126,670	94,558	108,571	414,137	354,696
Gross profit	377,068	218,866	334,578	1,169,747	676,240

Operating expenses:
Sales and marketing *	143,020	74,295	114,345	408,856	247,068
Product development *	78,977	54,538	70,509	267,392	216,228
General and administrative *	26,421	25,166	29,443	104,923	99,474
Goodwill and acquired intangibles impairment	—	40,194	—	—	40,194
	248,418	194,193	214,297	781,171	602,964
Income from operations	128,650	24,673	120,281	388,576	73,276

Non-operating income:
Loss from equity method investments, net	(2,843)	(546)	(11,105)	(16,070)	(11,766)
Gain on sale of investments/business and impairment on investments, net	(740)	48,603	10,209	9,037	245,260
Fair value change in option liability	—	(25,803)	—	—	(28,456)
Interest and other income, net	11,244	6,594	11,994	42,696	26,213
	7,661	28,848	11,098	35,663	231,251

Income before income taxes	136,311	53,521	131,379	424,239	304,527
Income tax expense	(17,160)	(5,438)	(24,555)	(74,676)	(27,219)

Net income	119,151	48,083	106,824	349,563	277,308
Less: Net income attributable to non-controlling interests	73,787	28,161	57,533	192,994	52,221

Net income attributable to SINA’s ordinary shareholders	$45,364	$19,922	$49,291	$156,569	$225,087

Basic net income per share	$0.63	$0.28	$0.69	$2.20	$3.20
Diluted net income per share **	$0.60	$0.27	$0.66	$2.09	$3.01

Shares used in computing basic net income per share	71,516	70,981	71,468	71,284	70,301

Shares used in computing diluted net income per share	74,213	72,299	74,213	73,931	77,511

* Stock-based compensation in each category:
Cost of revenues	$2,145	$2,021	$2,776	$9,257	$7,742
Sales and marketing	5,370	4,559	5,568	20,790	15,496
Product development	6,432	5,018	9,073	29,163	20,793
General and administrative	8,237	7,868	8,410	32,177	29,797

**          Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31,	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$1,990,552	$1,407,625
Short-term investments	1,381,991	389,440
Restricted cash	216,151	241,306
Accounts receivable, net	285,681	210,328
Prepaid expenses and other current assets	228,238	407,373
Subtotal	4,102,613	2,656,072

Property and equipment, net	262,676	241,680
Goodwill and intangible assets, net	104,207	12,108
Long-term investments	1,288,816	1,318,207
Other assets	57,082	56,807
Total assets	$5,815,394	$4,284,874

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$130,431	$108,381
Amount due to customers	216,151	241,306
Accrued expenses and other current liabilities	446,779	452,751
Short-term bank loan	89,309	33,152
Convertible debt	153,092	—
Deferred revenues	134,580	95,566
Income taxes payable	102,458	40,127
Subtotal	1,272,800	971,283

Convertible debt	879,983	153,092
Long-term deferred revenues	54,372	65,188
Other long-term liabilities	8,510	4,332
Total liabilities	2,215,665	1,193,895

Shareholders’ equity
SINA shareholders’ equity	2,846,842	2,679,590
Non-controlling interests	752,887	411,389
Total shareholders’ equity	3,599,729	3,090,979

Total liabilities and shareholders’ equity	$5,815,394	$4,284,874

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Year ended
	December 31,		September 30,	December 31,
	2017	2016	2017	2017	2016

Net revenues
Portal:
Portal Advertising	$95,319	$81,820	$87,432	$320,473	$304,090
Other	33,842	18,990	39,785	122,535	74,931
Subtotal	129,161	100,810	127,217	443,008	379,021

Weibo:
Advertising and marketing	332,305	187,870	276,803	996,745	570,982
Weibo non-advertising	45,140	24,878	43,232	153,309	84,818
Subtotal	377,445	212,748	320,035	1,150,054	655,800

Elimination	(2,868)	(134)	(4,103)	(9,178)	(3,885)
	$503,738	$313,424	$443,149	$1,583,884	$1,030,936

Cost of revenues
Portal:
Portal Advertising	$35,647	$31,315	$30,502	$121,278	$136,196
Other	19,180	13,864	19,483	65,733	47,555
Subtotal	54,827	45,179	49,985	187,011	183,751

Weibo	72,005	49,454	62,428	231,255	171,231

Elimination	(162)	(75)	(3,842)	(4,129)	(286)
	$126,670	$94,558	$108,571	$414,137	$354,696

Gross margin
Portal	58%	55%	61%	58%	52%
Weibo	81%	77%	80%	80%	74%
	75%	70%	76%	74%	66%

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	December 31, 2017				December 31, 2016				September 30, 2017
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$424,756			$424,756	$269,556			$269,556	$363,958			$363,958
Non-advertising revenues	78,982	(2,609)	(a)	76,373	43,868	(2,609)	(a)	41,259	79,191	(2,609)	(a)	76,582
Net revenues	$503,738	$(2,609)		$501,129	$313,424	$(2,609)		$310,815	$443,149	$(2,609)		$440,540

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		2,145	(b)			2,021	(b)			2,776	(b)
Gross profit	$377,068	$(464)		$376,604	$218,866	$(588)		$218,278	$334,578	$167		$334,745

						(17,445)	(b)
		(20,039)	(b)			(399)	(c)			(23,051)	(b)
		(1,535)	(c)			(40,194)	(d)			(1,538)	(c)
Operating expenses	$248,418	$(21,574)		$226,844	$194,193	$(58,038)		$136,155	$214,297	$(24,589)		$189,708

						(2,609)	(a)
		(2,609)	(a)			19,466	(b)			(2,609)	(a)
		22,184	(b)			399	(c)			25,827	(b)
		1,535	(c)			40,194	(d)			1,538	(c)
Income from operations	$128,650	$21,110		$149,760	$24,673	$57,450		$82,123	$120,281	$24,756		$145,037

						(2,609)	(a)
						19,466	(b)
		(2,609)	(a)			399	(c)
		22,184	(b)			40,194	(d)			(2,609)	(a)
		1,535	(c)			3,243	(e)			25,827	(b)
		1,503	(e)			(48,603)	(f)			1,538	(c)
		740	(f)			25,803	(g)			1,474	(e)
		(9,197)	(h)			(9,302)	(h)			(10,209)	(f)
		690	(i)			699	(i)			(7,391)	(h)
		(253)	(j)			(964)	(j)			(254)	(j)
Net income attributable to SINA’s ordinary shareholders	$45,364	$14,593		$59,957	$19,922	$28,326		$48,248	$49,291	$8,376		$57,667

Diluted net income per share *	$0.60			$0.79	$0.27			$0.63	$0.66			$0.77

Shares used in computing diluted net income per share	74,213	—		74,213	72,299	5,022	(k)	77,321	74,213	—		74,213

Gross margin - advertising	76%	1%		77%	72%	1%		73%	76%	1%		77%
Gross margin - non-advertising	66%	-1%		65%	57%	-3%		54%	71%	-1%		70%
Operating margin	26%	4%		30%	8%	18%		26%	27%	6%		33%

	Year ended
	December 31, 2017				December 31, 2016
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$1,311,866			$1,311,866	$871,187			$871,187
Non-advertising revenues	272,018	(10,436)	(a)	261,582	159,749	(10,436)	(a)	149,313
Net revenues	$1,583,884	$(10,436)		$1,573,448	$1,030,936	$(10,436)		$1,020,500

		(10,436)	(a)			(10,436)	(a)
		9,257	(b)			7,742	(b)
Gross profit	$1,169,747	$(1,179)		$1,168,568	$676,240	$(2,694)		$673,546

						(66,086)	(b)
		(82,130)	(b)			(1,874)	(c)
		(4,455)	(c)			(40,194)	(d)
Operating expenses	$781,171	$(86,585)		$694,586	$602,964	$(108,154)		$494,810

						(10,436)	(a)
		(10,436)	(a)			73,828	(b)
		91,387	(b)			1,874	(c)
		4,455	(c)			40,194	(d)
Income from operations	$388,576	$85,406		$473,982	$73,276	$105,460		$178,736

						(10,436)	(a)
						73,828	(b)
		(10,436)	(a)			1,874	(c)
		91,387	(b)			40,194	(d)
		4,455	(c)			7,221	(e)
		3,276	(e)			(245,260)	(f)
		(9,037)	(f)			28,456	(g)
		(29,827)	(h)			(30,117)	(h)
		690	(i)			4,266	(i)
		785	(j)			13,944	(j)
Net income attributable to SINA’s ordinary shareholders	$156,569	$51,293		$207,862	$225,087	$(116,030)		$109,057

Diluted net income per share *	$2.09			$2.77	$3.01			$1.44

Shares used in computing diluted net income per share	73,931	—		73,931	77,511	—		77,511

Gross margin - advertising	75%	1%		76%	67%	1%		68%
Gross margin - non-advertising	67%	-1%		66%	58%	-3%		55%
Operating margin	25%	5%		30%	7%	11%		18%

(a)         To exclude the recognition of deferred revenue related to the license granted to Leju.

(b)         To exclude stock-based compensation.

(c)          To adjust amortization of intangible assets.

(d)         To exclude goodwill and acquired intangibles impairment

(e)          To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(f)           To exclude (gain) loss on sale of investments/business, (gain) loss on deemed disposal and impairment on investments, net.

(g)         To exclude the change in fair value of option liability.

(h)         To exclude Non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.

(i)            To exclude the amortization of convertible debt issuance cost.

(j)            To exclude the provision (benefit) for income tax related to item (c), (d) and (f). Other non-GAAP to GAAP reconciling items have no income tax effect.**

(k)         To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*               Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

**          Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	December 31, 2017			December 31, 2016			September 30, 2017
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$881			$3,421			$1,822
To exclude amortization of intangible assets resulting from business acquisitions		1,177			1,213			1,127
To exclude (gain) loss on disposal and impairment on investments, net		848			89			327
To exclude gain resulting from the fair value changes in investments, net		(1,426)			(1,340)			(1,745)
To exclude tax impacts related to amortization of intangible assets		(178)			(275)			(166)
Earning (Loss) from equity method investments, net	$(2,642)	$1,302	$(1,340)	$(411)	$3,108	$2,697	$(10,996)	$1,365	$(9,631)
Share of amortization of equity investments’ intangibles not on their books	(253)	253	—	(166)	166	—	(130)	130	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	52	(52)	—	31	(31)	—	21	(21)	—
	$(2,843)	$1,503	$(1,340)	$(546)	$3,243	$2,697	$(11,105)	$1,474	$(9,631)

	Year ended
	December 31, 2017			December 31, 2016
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To exclude stock-based compensation		$3,759			$7,741
To exclude amortization of intangible assets resulting from business acquisitions		3,441			3,209
To exclude (gain) loss on disposal and impairment on investments, net		(465)			(1,470)
To exclude gain resulting from the fair value changes in investments, net		(3,769)			(2,189)
To exclude tax impacts related to amortization of intangible assets		(508)			(821)
Loss from equity method investments, net	$(15,252)	$2,458	$(12,794)	$(11,015)	$6,470	$(4,545)
Share of amortization of equity investments’ intangibles not on their books	(1,031)	1,031	—	(954)	954	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	213	(213)	—	203	(203)	—
	$(16,070)	$3,276	$(12,794)	$(11,766)	$7,221	$(4,545)

* Earning (Loss) from equity method investments is recorded one quarter in arrears.